Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Dear Colleagues,

As we continue to work toward the completion of our recommended combination with SABMiller and with all four pre-conditions to the transaction now having been met, I am pleased to share the intended structure, leadership team and other key appointments for the combined group. All of these changes related to the structure and leadership are conditional upon, and would be implemented following, completion of the combination.

Zone Structure

From completion, the combined group will be organized into nine geographical Zones, to maximize growth opportunities and build on the strengths of both SABMiller and AB InBev, as shown below. This design has been carefully thought out to allow us to focus on delivering our ambitious long-term organic growth while integrating the two businesses.

Through the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, our combined group would have operations in virtually every major beer market and would provide tremendous growth opportunities across new and existing markets around the world.

Leuven / Zug
Woking
Leuven
Stuart MacFarlane
New York
St. Louis
João Castro Neves
Mexico City
Mauricio Leyva
Bogotá
Ricardo Moreira
São Paulo
Bernardo Paiva
Buenos Aires
Carlos Lisboa
Johannesburg
Ricardo Tadeu
Melbourne
Jan Craps
Shanghai
Jean Jereissati
Global HQ / Europe Zone HQ
Global Functional Management Office
Zone HQ
Global Procurement Office
SABMiller Registered Office

North America (headquartered in St. Louis):
- **BU United States, BU Canada,** and **BU High End**

Middle Americas (headquartered in Mexico City):
- **BU Mexico** and **BU Central America:** El Salvador and Honduras

Latin America North (headquartered in São Paulo):
- **BU Brazil, BU Soft Drinks** and **BU Caribe:** The Dominican Republic, St. Vincent, Cuba, Dominica, Puerto Rico, Barbados, the Caribbean, Guatemala and Panama

Latin America South (headquartered in Buenos Aires):
- **BU Rio de la Plata:** Argentina and Uruguay, **BU Austral:** Chile and Paraguay and **BU Bolivia**

Latin America COPEC (headquartered in Bogotá):
- **BU Colombia, BU Peru** and **BU Ecuador**

Europe (headquartered in Leuven):
- **BU North:** UK and Ireland, **BU South:** France, Italy and Spain, **BU West:** Germany, Belgium, Luxembourg, The Netherlands, Switzerland and Austria, **BU East:** Ukraine and Russia and **BU Export Europe and Middle East (EEME)**

Asia Pacific North (headquartered in Shanghai):
- **BU China, BU South Korea** and Japan

Asia Pacific South (headquartered in Melbourne):
- **BU Australia:** Australia, New Zealand and Pacific Islands, **BU India:** India and other South Asian countries; and **BU Southeast Asia:** Vietnam and other Southeast Asian countries

Africa (headquartered in Johannesburg):
- **BU South Africa, BU Southern Africa:** Botswana, Swaziland, Mozambique, Malawi, Namibia, Zambia and Lesotho, **BU East Africa:** Uganda, Ethiopia, African Islands, Tanzania, South Sudan and Kenya and **BU West Africa:** Nigeria and Ghana

Global Headquarters

The combined group will be headquartered in Leuven, Belgium, and will have its Global Functional Management Office in New York.

Additionally, following the completion of the combination, it is intended that a presence will be retained in SABMiller’s UK offices in Woking for people working on integration and business continuity for a transitional period.

The Integration Team will work on capturing synergies and implementing best practices of the combined group. The Business Continuity Team will help ensure the business continues to run smoothly and that we continue to meet our organic growth targets.

The Global Procurement Offices of both AB InBev and SABMiller would continue to operate in Leuven, Belgium, Zug, Switzerland, and Prague, Czech Republic, following the completion of the combination, until a further review has been completed.

As a result of the new Zone structure, many of the markets currently served by AB InBev International (ABII) would be integrated into the new Zones. Therefore, ABII would be decentralized and all its remaining markets managed by the respective Zones.

Executive Board of Management (EBM)

Our EBM team will be appointed at completion and will be composed of the nine Zone Presidents and the Functional Chiefs. Mauricio Leyva of SABMiller, now Managing Director of SAB (Pty) Ltd., will join the EBM as Zone President, Middle Americas.

For more information on each of the EBM team members, please visit: www.globalbrewer.com/the-team/

Marcio Froes, our current Zone President Latin America South, has decided to leave our company at the beginning of next year to pursue other interests after nearly 25 years with us. He joined Ambev in 1991 as an intern before becoming a Management Trainee in 1993 and has made countless contributions in many roles he held in Supply, People and Sales, before being appointed Vice President People for our Canadian business in 2006. In Canada, he also served as Vice President Supply and

Sales prior to being appointed Business Unit President from 2008 to 2009. With a great team and under his leadership, Canada achieved market share growth for the first time in many years in 2008. Most recently, Marcio was Vice President Supply in Latin America North and was appointed Zone President Latin America South in January 2014. His contributions in LAS include implementing a new market approach in Colombia, Peru and Ecuador, a turnaround in Paraguay, and innovations in Argentina such as MixxTail, and ‘Accelerator’, allowing us to partner with and learn from start-ups. We would like to thank Marcio for his enormous commitment to our company over all these years and for his many contributions to our success.

Africa & South Africa

In line with our commitment to the African continent, which we believe will be a critical driver of growth for the combined company, and our desire to build on the strong heritage of SABMiller in the region, we are also pleased to confirm that Mr. Jabu Mabuza has agreed to serve as Chairman of the Africa Board. I will also join the Africa Board, and in the coming months will work together with Mr. Mabuza to finalize the governance and constitution of the Board.

Mr. Mabuza is currently the Chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa. He has held a number of board memberships, including the Tanzanian Breweries Limited, Castle Brewing Company (Kenya) and South African Tourism. He was also Group Chief Executive of Tsogo Sun Holdings and CEO of FABCOS Marketing.

We are also pleased to announce the appointment of Yokesh Maharaj, currently Sales and Distribution Director for SAB (Pty) Ltd., as Business Unit President South Africa, succeeding Mauricio Leyva. Yokesh joined SAB in 2001 as a Management Trainee and has since held a number of positions within the organization, including SAB District Manager for the Limpopo Region, SAB General Manager for the East Coast Region, SAB General Manager for the Egoli Region and SAB Human Resources Director.

Additionally, we are pleased to confirm that John Davidson (General Counsel and Corporate Affairs Officer, SABMiller), Johann Nel (Group Human Resources Director, SABMiller) and Mark Bowman (Managing Director, SABMiller Africa) will remain with the combined group for a transitional period of at least six months following completion to assist with the critical tasks of integration, talent retention and stakeholder management.

Before closing, which we anticipate would occur on 10 October 2016, subject to satisfaction of the conditions to the combination, including the approval of AB InBev and SABMiller shareholders, we also plan to announce the EBM-1.

To read a copy of the press release we issued regarding today’s news, please visit www.globalbrewer.com.

It’s important to understand that all of these changes are conditional upon, and would be implemented following, the successful completion of the recommended business combination, and with due respect for applicable legal and works council considerations and consultation requirements. We should continue to act independently, as separate – and competing – companies until then.

I appreciate that everyone is working harder than ever this year to deliver on our targets. I am counting on you to stay focused on our growth, which drives our continued success.

Thank you for your hard work and commitment to our company.

All the best,

Brito

This letter contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this letter include statements relating to AB InBev’s proposed business combination with SABMiller and the intended organisational structure of the combined group, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the business combination of AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.